EXHIBIT 99.5

Project Grizzly
Investor Conference Call Script
V2 January 9, 2015

Moderator:   Julie P. Rezler
January 12, 2015 5.30am PT

Speaker Dial-In Number:  (877) 331-6552 or (973) 532-4911

Online Q&A Manager:
http://www.leaderview.com/leaderview/la.jsp
Conference ID number: 64297677
Web PIN: 0808

Operator:

•	Good morning ladies and gentlemen, and welcome to the Tekmira Pharmaceuticals and OnCore BioPharma conference call.

•	[Insert operator instructions for attendees]

•	I will now turn the call over the Julie Rezler, Director of Investor Relations and Corporate Communications at Tekmira.

•	Julie…

Julie Rezler:

•	Thank you operator, and thanks to everyone for joining us this morning.

•	Before we begin today I need to provide the following disclaimer

I'd like to remind everyone that there are a number of statements made in this conference call that constitute forward looking statements or forward looking information under applicable securities laws.

Forward looking statements and information discussed in this conference call include, but are not limited to, those with respect to our merger with OnCore, our goals for a curative regime and to eradicate HBV, the timing and milestones of the combined company’s product line into the clinical trials and IND/CTA filings, the quantum and significance of opportunities for the combined company, our strategies for optimizing non-HBV assets and partnerships as well as our strategy, future operations, clinical trials, prospects and other plans.

Forward looking statements and information are current predictions only, which are based on certain assumptions, which include, but are not limited to, the effectiveness of our products as a treatment for HBV and other diseases, and our ability to demonstrate the safety and efficacy of our drug candidates on a timely basis to our commercial benefit. While we consider these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Forward looking statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results expressed or implied by such forward-looking statements and information.  A more complete discussion of the risks and uncertainties facing Tekmira appears in our recent press release dated January 11, 2015, as well as our periodic reports and continuous disclosure filings which are filed on EDGAR and SEDAR. We do not expect to update forward-looking statements and information continually as conditions change, except as required by law.

●
I should also remind you that this conference call is being webcast and a replay will be available shortly after the call concludes. We will be referencing a presentation in our remarks. If you are not on the webcast, a copy of the deck is available online at www.tekmira.com or www.oncorebiopharma.com. You can also find a copy of the press release we issued yesterday on both websites.

●
Finally, I also note that in connection with the merger process, Tekmira will be filing a proxy statement with the SEC; we encourage you to read it and the other relevant materials filed by Tekmira with the SEC because these documents have or will have important information about the proposed transaction.

●	With that, I now turn it over to Dr. Mark Murray, Chief Executive Officer of Tekmira, to begin the call.

Mark Murray:

●	Thank you Julie and good morning everyone. We appreciate you taking the time to dial in on what is I’m sure is a busy morning for many of you.

●	I’m joined this morning by colleagues from OnCore.

o	Vivek Ramaswamy, OnCore Board Chairman
o	Patrick Higgins, OnCore’s Co-founder and Chief Executive Officer;
o	Dr. Michael Sofia, Co-founder of OnCore and the company’s Chief Scientific Officer;
o	Dr. Bill Symonds, OnCore Board Member, and
o	Bruce Cousins, Tekmira’s Chief Financial Officer

●	This is an exciting day for both our companies.

●
Last evening we announced that Tekmira and OnCore have agreed to merge our two companies. We believe that we are creating a new and leading global HBV therapeutics company - focused on developing a curative regimen for hepatitis B by combining multiple therapeutic approaches.

●	This is a merger which is driven by true scientific and technical synergy.

●
We believe that, together, Tekmira and OnCore will have the technologies, the science and the leadership to transform the HBV treatment landscape by developing a regimen designed to eradicate the hepatitis B virus and that can be curative of a disease that infects roughly 350 million people around the world.

●	That is a tremendous opportunity for our two companies, our shareholders, our employees and the global medical community.

●	The combined company will have the potential to advance multiple, highly active, complementary agents into the clinic in rapid succession.

●	We are leveraging Tekmira’s industry leading RNAi platform, bringing together our Phase 1-ready HBV therapeutic – TKM-HBV – with OnCore’s robust portfolio of compounds.

●	As Patrick will explain to shortly, the combined company is expected to build on OnCore’s approach of using a combination of unique drug candidates to address the three key pillars of HBV persistence:

o	Uncontrolled viral replication,
o	A suppressed HBV-specific immune response, and
o	Covalently closed circular DNA (cccDNA).

●
I can say confidently that of the many companies – large and small – focused on HBV, none has the robust pipeline of the Tekmira – OnCore combination. With TKM-HBV, our new company is expected to have eight drug candidates for use in combination to develop a curative regimen for HBV.

●	Tekmira and OnCore are on a trajectory to have two HBV agents in the clinic in 2015 and to file INDs for several more programs in 2016.

●	For Tekmira shareholders, we believe that this transaction optimizes the value of our assets and combines these near term catalysts with the opportunity for significant long-term value creation.

●
At the same time, we are assembling what I believe is a world-class management team with deep experience in drug development and value creation. It has been a pleasure working with Patrick, Mike, Bill and their team to forge this new company, and we are united in our optimism about its prospects and are looking forward to getting started.

●
We are all very excited about the opportunity in HBV. It is a global market measured in the billions. The fact that our new company will have depth and breadth in its technology platform and pipeline, and the magnitude of the therapeutic need and commercial opportunity are the driving forces behind this transaction.

●
While the focus of the newly combined company will be on HBV, the management team is also united in its enthusiasm for the [significant] value that resides in TKM-Ebola, TKM-PLK1 and our other non-HBV programs.

●
Prior to the completion of the transaction, the combined company management team will be working together to determine the best strategies for optimizing the Ebola and oncology programs and continue to work with our partners around the world to advance treatments for these serious human diseases.

●
The management team also sees significant value in the collaborations Tekmira has established to date. We plan to continue to work closely with and support our partners using Tekmira’s RNAi technology.

●	These are valuable assets, and all of us at Tekmira and OnCore recognize that, and are looking forward to determining the optimal strategies for continuing to realize their potential value.

●
For Tekmira, this transaction is an opportunity to leverage the groundbreaking work we have done in RNAi and the value inherent in this platform to build an industry leading therapeutics company aimed at developing a curative regimen for HBV.

●
With that, I will now turn the call over to Vivek, Patrick, Mike, Tim and Bill to provide greater detail on the combined company’s pipeline and approach to drug development. Bruce will speak to the structure of the transaction and next steps shortly.

Vivek

●
Thank you, Mark. First of all, let me address a question that is on your minds. We met with many of you over the last several months to discuss an IPO in early 2015. We appreciated your strong enthusiasm and strong support for this approach. However, after considering not only the IPO but further strategic options, we concluded that this merger is not only in the best interest of Tekmira, but also of OnCore. Importantly, we do not see this as a change in the strategy that we discussed with you during our IPO preparations. Rather, we believe this is an extension of that same strategy to consolidate what we believe are the most promising HBV drug candidates into a single integrated company, providing additional near-term value-creating catalysts and increasing our ultimate chance of success. With that, I would like to turn the call over to Pat Higgins.

Pat Higgins

●
Thanks, Vivek.  First off, let me say that we at OnCore are extremely excited about this merger and the opportunity to expedite our now joint mission to deliver a curative regimen to HBV patients, while combining near-term catalysts with long-term value creation.

●
Our strategy is based on a three-pillar approach of aggressively suppressing viral replication, stimulating the body’s immune system to react to the virus, as with our lead compound, TKM-HBV, and targeting the viral reservoir to eliminate cccDNA .  Most KOL’s will tell you it’s the last piece that needs to be addressed before we see high cure rates.

●
We believe that it will take a combination of assets to achieve all three. No other company has all three pillars covered. Once achieved, we expect to have turned HBV into a HCV-like disease. We do not believe that any other company working in HBV has a direct approach to eliminate cccDNA. We have two direct approaches with our cccDNA formation inhibitor and our epigenetic modifier approaches, which sets us apart from the competition.  In addition, we also have multiple indirect approaches to targeting cccDNA, now including TKM-HBV. Dr. Sofia will cover these in greater detail in a few minutes.

●
One learning we take from our prior careers is that having a single asset can transform a company, but having a single company with multiple disease-specific assets is often worth more to the company and its investors.

●
Chances for success are increased and risk is spread out over the portfolio of assets. Since we believe that combinations are the key to success, having multiple assets under one roof should speed up development, as we are focused on combining the assets rather than negotiating with competitive companies to agree to combine.  With the addition of TKM-HBV as a clinic-ready asset to the existing portfolio of OnCore’s 7 drug candidates, we will have taken a significant step toward achieving that goal.

●
We also learned that speed through the development path is also a significant value creator so we plan to continue to leverage our experiences from Pharmasset that greatly contributed to the successful development of sofosbuvir (Sovaldi).

●
Let me comment on the market potential in HBV. We believe that the market in HBV is twice the size of HCV. There are 350 million chronically infected people globally and ¾ million people die each year due to the consequences of HBV.

●
In fact there are more people diagnosed with HBV than HCV providing a market ready for new therapies. That is because the current HBV treatments, while selling > $2 billion annually, require lifelong therapy, only achieve single digit cure rates and generally only impact one of the three pillars, viral suppression.  So there remains a significant unmet medical need.

●
It is important to stress that HBV is not an epidemic isolated to the developing world. Immigration has made it a global problem in the developed world and the rising economies and emerging middle class of Asia, South America and Eastern Europe have made it easier for patients to get care.

●	Since HBV’s primary method of transmission is vertical from mother to child, the incidence of disease continues to grow.

●
It's worth noting that the value of a cure is expected to be worth more in HBV than in HCV because of the more direct progression to hepatocellular carcinoma, meaning that HBV patients can progress directly to HCC without going through fibrosis and cirrhosis.

●	With that I would like to turn over the next part of the presentation to Dr. Michael Sofia to provide a brief overview of our HBV programs. Mike?

Michael Sofia:

●	Thanks, Pat. I’ll now walk through an overview of the company’s pipeline and development efforts.

●
As Pat mentioned, we believe that there are 3 key factors driving HBV persistence including uncontrolled viral replication, suppression of the host immune response and the existence of the stable reservoir of viral genomic material, cccDNA.

●	The eradication of cccDNA is the cornerstone of an HBV cure strategy. It is from cccDNA where new virons result and from which immunosuppressive viral proteins and viral genomic materials originate.

●
We have built a robust portfolio of HBV assets that address each of these 3 pillars, with TKM-HBV our lead compound just about to enter human clinical trials.  We firmly believe that in order to achieve an HBV cure, all facets of HBV persistence need to be addressed and that only impacting a single target will not be sufficient to achieve a cure.

●	Some of the expected programs of the combined company address more than one pillar.

●
TKM-HBV is a novel lipid nanoparticle (LNP) formulated RNAi therapy that uniquely targets three highly conserved regions of the HBV viral genome. Targeting multiple sites on the HBV genome allows for potent reduction of multiple viral antigens across a broad range of HBV genotypes, and a decrease in the probability of developing antiviral resistance. Preclinical studies with TKM-HBV have shown reductions of HBsAg and reductions in other viral antigens, viral DNA and cccDNA across the most prevalent HBV genotypes, demonstrating that TKM-HBV has the potential to treat patients with chronic HBV. I am excited about the potential shown in preclinical studies using well validated models that support the reduction of cccDNA.

●	Our next most advanced program is OnCore’s second-generation cyclophilin inhibitor, OCB-030.

●	OCB-030 is a novel cylcophilin inhibitor. It is a semisynthetic natural product known as a sangliferin, obtained by a bioengineered fermentation process.

●
Preclinical data shows that OCB-030 is more potent than the first generation of cyclophilin inhibitors, has a cleaner safety profile to date, demonstrates liver targeting, has cross genotype activity and a strong IP position. OCB-030 also acts through a dual mechanism of action.  Like TKM-HBV, OCB-030 inhibits viral replication and stimulates the host immune response.

●	OCB-030 is currently in IND-enabling studies and we anticipate initiating clinical development later in 2015.

●	Additionally, and exclusively targeting viral replication is our capsid assembly inhibitor program, currently in mid-lead optimization.

●	We are developing several small molecule compound series which have been identified as potent inhibitors of HBV capsid assembly in vitro and have shown anti-HBV activity in vivo.

●	These capsid assembly inhibitors have shown sub-micromolar activity in whole cell studies and a series of compounds were shown to substantially reduce HBV DNA levels in a mouse model.

●	TKM-HBV is not the only compound of the combined company addressing immune activation and stimulation. I’d like to highlight our oral HBsAg inhibitor program.

●	OnCore is developing several oral small molecule compound series identified to inhibit the secretion of HBsAg

●	The ability of these lead molecules to inhibit HBsAg secretion is demonstrated by direct observation of the reduction in HBsAg in whole cells in a dose dependent manner.

●	OnCore has identified a series of HBsAg secretion inhibitors with sub-micromolar activity that are undergoing lead optimization

●	The last immune stimulation program that I will discuss today is OnCore’s STING agonist program.

●	STING, which stands for stimulators of interferon gene, is a cytoplasmic pattern recognition receptor (PRR) that plays a role in activation of the innate immune system in response to viral infection.

●
OnCore is undertaking a lead generation effort to identify human STING agonists using a proprietary assay developed at the Blumberg with the objective of developing them as immunomodulatory agents to treat HBV.

●
Before moving away from immune stimulation, I will briefly discuss our recently announced virus-like particle encapsulated TLR9 agonist, CYT003, as a potential component of a treatment regimen for HBV.

●
CYT003 is a compound that has been in the clinic for another indication and has an existing safety database encompassing several hundred patients. The next step with this compound is to evaluate its potential activity against HBV.

●	Finally, we have programs directly targeting cccDNA.

●
Eliminating cccDNA is the cornerstone of an HBV cure strategy.  It is the reservoir of viral genomic material responsible for the production of new viral proteins and viral genomic materials that lead to new virus and replenishment of intracellular cccDNA.

●	There are 2 ways to attack cccDNA. One is to inhibit its formation and the other is to inhibit cccDNA transcription and stability, and we have programs addressing both of these strategies.

●
That concludes the summary of our programs. I believe we have shown you a portfolio of exciting programs that have great potential when used in combination to deliver a cure for HBV with a finite duration of therapy.

●
Its important to recognize that we have secured an additional discovery engine for the future by our relationship and collaboration with the Blumberg Institute which can augment our internal research efforts in RNAi and other technologies.

●
The Baruch S. Blumberg Institute is one of the leading non-profit research institutes in the world focused on HBV research.  Our relationship with the Blumberg Institute guarantees us access to cutting edge research in new target identification, assay development, mechanism of action studies and lead finding efforts focused on HBV.

●	It enables access to research that no other biotech or pharma has and becomes an added pipeline for our current and future R&D efforts in HBV.

●	Dr Tim Block, President of the Hepatitis B Foundation and its Research arm, the Blumberg Institute, is with us on the call and would like to offer his perspective on the prospects for an HBV cure.

Tim Block

●
I am pleased to offer my perspective on today’s news from the standpoint of the hepatitis B patient community and scientific community. As the President of the Hepatitis B Foundation (and its research arm, the Blumberg Institute), I have devoted my life and my career to identifying a potential cure for hepatitis B. With the advent of curative regimens for hepatitis C, and recent advances in our understanding of the hepatitis B virus, the time is now ripe for developing a cure for HBV.

●
While combination therapy is now the standard of care in HCV, it is almost certain that the need for combination therapy will be even more pronounced in HBV. In particular, this may require agents which directly inhibit viral replication, those which augment the host immune response, and those which directly target cccDNA.

●
One limitation of realizing this goal is that this will require multiple companies to collaborate with one another and with academia in order to test combinations of multiple investigational drug candidates. I recently chaired a symposium about HBV at the AASLD conference in November, and several academics offered their pleas to industry to work together in order to effectively develop drug combinations for hepatitis B.

●
I am personally inspired by today’s announcement. I am pleased that these companies are answering the call of the HBV scientific community to combine multiple mechanisms of action to cure this complex disease. To my knowledge, this new company will represent the largest company in history dedicated specifically to developing a cure for HBV. On behalf of the Hepatitis B Foundation and the Blumberg Institute, I look forward to collaborating with them to accomplishing that goal.

Mike

●
Finally, we are very excited about the significant value that resides in Tekmira’s non-HBV assets and collaborations. TKM-PLK1 is currently in Phase 2 in multiple indications and TKM-Ebola is expected to enter Phase 2 in West Africa in early 2015. Tekmira also maintains an active RNAi research and development effort. We plan to continue to move forward with these programs with the goal of maximizing their value.

●	Bill Symonds will now share with you how we plan to execute a clinical development strategy to identify the best combination for an HBV cure. Bill?

Bill Symonds:

●
Thanks, Mike.  As Dr. Sofia just summarized, the combined company has a broad platform of drugs targeting the 3 HBV persistence factors, with multiple compounds within each class and TKM-HBV about to enter the clinic in healthy volunteers.

●
Our search for viable combination regimens will begin in a test tube, looking at single and multiple drugs in cell culture systems.  We then have a number of different animal models at our disposal to refine these combinations further.  Much of this work has been completed for TKM-HBV as Mike described earlier.  These data are expected to then support early combination studies in humans.

●	In developing combination regimens, we intend to build on the experience to date in HIV and HCV, where fixed dose combinations have become the standard, with 2, 3 or even 4 drugs together in one pill.

●
From a regulatory perspective, there is also a great deal of precedence building with initial approvals being granted for regimens with multiple investigational agents as in the recent filing by Abbvie and their 5 drug regimen.

●
Leading into the initial combination studies, we intend that each of these drugs will undergo phase 1 testing in healthy volunteers to establish the safety, pharmacokinetics and sometimes initial reads on their therapeutic effects, such as with the immune response modifier compounds.

●
Once initial safety is established, we expect that compounds will enter proof of concept studies which should establish the inherent activity of each of the drugs, an initial look at the dose/response and will also be the place where the first combinations will be assessed as we can enroll both treatment naïve patients and patients who are receiving stable nucleoside therapy.

●
We plan that compounds will then progress into a rolling phase 2 program, similar to what was done in the ELECTRON study with sofosbuvir.  This was an important learning from our Pharmasset days with regard to the value that small, targeted cohorts can bring as you learn from the results on an ongoing basis and then design the future cohorts to answer those new scientific questions.

●
We expect to continue to add compounds to this research engine as they clear Phase 1 and clearly, later drugs will benefit from what we learn on the initial compounds.  We will strive to take only the best compounds into later phase studies.  These can be 2-drug, 3-drug or more based upon the results generated in prior cohorts.

●
Through this process, we expect to identify regimens which are clear winners, but also find the regimens which may not be viable.  Of note, understanding why certain combinations did not work will be key to guide the design of the next combinations to test.  Regimens selected in these studies will then move into Phase 2b, where the goal is to explore durations of therapy with a goal of finding regimens with a finite treatment duration.

●	We intend that the winning regimens from these studies will then go forward into Phase 3 registration studies to confirm their effectiveness in a broader population.

●	I’ll now hand it over to Bruce to review the structure of the transaction and next steps. Bruce?

Bruce Cousins:

●
Thanks, Bill. I’d like to now spend a few minutes reviewing the structure of the transaction and pro forma capital structure of the combined company. I’ll then turn things back to Mark for some final thoughts and the Q&A.

●
Under the terms of the agreement, the transaction will be carried out by way of a merger pursuant to which OnCore will merge with a wholly-owned subsidiary of Tekmira and thereby become a wholly-owned subsidiary of Tekmira.

●
Upon closing of the transaction the stockholders of OnCore will hold approximately fifty percent (50%) of the total number of outstanding shares of capital stock of Tekmira, calculated on a fully-diluted and as-converted basis using the treasury stock method.  The terms and conditions of the transaction are more fully set forth in the Merger Agreement.

●	The implied market value of the combined company, based on the closing price of Tekmira common shares on the NASDAQ Global Market on January 9, 2015, is approximately USD$750 million.

●
The merger is subject to approval of a majority of the shareholders of Tekmira present, in person or by proxy, at a special meeting of Tekmira shareholders.  Completion of the transaction is also subject to customary closing conditions, including regulatory approvals.  The transaction is expected to close in the first half of 2015, shortly after completion of the Securities and Exchange Commission (SEC) review process and receipt of Tekmira shareholder approval. The Tekmira Board of Directors unanimously approved and recommends that Tekmira shareholders vote FOR the proposed transaction at a special meeting of shareholders.

Details regarding these and other terms of the transaction are set out in the Merger Agreement, which will be filed by Tekmira on the SEC website at www.sec.gov and on the Canadian securities administrator’s website at www.sedar.com.

Mark Murray:

●
Thanks, Bruce. I hope that provides everyone with a good overview of what we see as a very compelling transaction. The boards of both companies are unanimous in their support of this transaction, and the potential of the new company to change the face of HBV therapy, and potentially cure this debilitating disease.

●	The management teams from both companies will be accessible over the coming days and weeks and will look forward to interacting with the investment community and discussing the merger.

●	We strongly believe that this merger is in the best interests of Tekmira’s shareholders, and we strongly urge everyone to vote in favor of it.

●	I will now hand the call back to the operator to begin the question and answer session. Operator.

Operator:

●	Thank you, Dr. Murray. Ladies and gentlemen, we will now begin the question and answer session.

●	[Instructions for participating in the Q&A]

●	[After Q&A] That concludes the question and answer session. I will now turn the call back to Dr. Murray to provide concluding remarks. Dr. Murray.

Mark Murray:

●	Thanks, [operator name], and thanks again to everyone for joining the call this morning.

●	We are excited to move forward with this transaction and create a new leading global HBV therapeutics company.

●	We look forward to your support.

●	That concludes today’s call. Thanks everyone.

END OF CALL

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Tekmira plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders a proxy statement in connection with the proposed Merger. The proxy statement will contain important information about the proposed Merger and related matters. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE. Investors and stockholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Tekmira through the SEC’s website at www.sec.gov and from Tekmira by contacting Investor Relations by telephone at (604) 419-3200 or upon written request addressed to our corporate secretary at Tekmira Pharmaceuticals Corporation, 100 – 8900 Glenlyon Parkway, Burnaby, BC, Canada, V5J 5J8 or by going to Tekmira’s Investor section on its corporate web site at www.tekmira.com.

Tekmira and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tekmira in connection with the proposed Merger. Information regarding the interests of these executive officers and directors in the transaction described herein will be included in the proxy statement described above. Additional information regarding these executive officers and directors is also included in Tekmira’s Annual Report on Form 10-K, which was filed with the SEC on March 28, 2014, and is supplemented by other public filings made, and to be made, with the SEC by Tekmira. The Annual Report on Form 10-K and other public filings are available free of charge through the SEC’s website at www.sec.gov and from Tekmira by contacting Investor Relations by telephone at (604) 419-3200 or upon written request addressed to our corporate secretary at Tekmira Pharmaceuticals Corporation, Tekmira Pharmaceuticals Corporation, 100 – 8900 Glenlyon Parkway, Burnaby, BC, Canada, V5J 5J8 or by going to Tekmira’s Investor section on its corporate web site at www.tekmira.com.